Exhibit 99.1

NEWS RELEASE

For further information contact:

Kirk J. Meche	Jeffrey M. Favret
Chief Executive Officer	Chief Financial Officer
713.714.6100	713.714.6100

FOR IMMEDIATE RELEASE

Thursday, July 24, 2014

GULF ISLAND FABRICATION, INC.

REPORTS SECOND QUARTER EARNINGS

Houston, TX – Gulf Island Fabrication, Inc. (NASDAQ: GIFI) today reported net income of $4.3 million ($0.30 earnings per share) on revenue of $129.2 million for its second quarter ended June 30, 2014, compared to net income of $4.3 million ($0.30 earnings per share) on revenue of $154.6 million for the second quarter ended June 30, 2013. Net income of $7.8 million ($0.54 earnings per share) on revenue of $263.9 million for the six-months ended June 30, 2014, compared to net income of $7.1 million ($0.49 earnings per share) on revenue of $305.0 million for the six-months ended June 30, 2013.

The company had a revenue backlog of $223.8 million and a labor backlog of approximately 2.1 million man-hours at June 30, 2014, including commitments received through July 24, 2014, compared to a revenue backlog of $358.7 million and a labor backlog of 3.3 million man-hours reported as of December 31, 2013.

SELECTED BALANCE SHEET INFORMATION

(in thousands)

	June 30, 2014	December 31, 2013
Cash and cash equivalents	$31,367	$36,569
Total current assets	147,208	201,996
Property, plant and equipment, at cost, net	231,930	223,555
Total assets	379,814	426,234
Total current liabilities	62,572	112,275
Debt	—	—
Shareholders’ equity	281,031	275,562

The management of Gulf Island Fabrication, Inc. will hold a conference call on Friday, July 25, 2014, at 9:00 a.m. Central Time (10:00 a.m. Eastern Time) to discuss the Company’s financial results for the quarter ended June 30, 2014. The call is accessible by webcast (www.gulfisland.com) through CCBN and by dialing 1.888.727.7630. A digital rebroadcast of the call is available two hours after the call and ending August 02, 2014 by dialing 1.888.203.1112, replay passcode: 1108351.

Gulf Island Fabrication, Inc., based in Houston, Texas, with fabrication facilities located in Houma, Louisiana, and San Patricio County, Texas, is a leading fabricator of offshore drilling and production platforms, hull and/or deck sections of floating production platforms and other specialized structures used in the development and production of offshore oil and gas reserves. These structures include jackets and deck sections of fixed production platforms; hull and/or deck sections of floating production platforms (such as tension leg platforms “TLPs”, “SPARs”, “FPSOs”, and “MinDOCs”), piles, wellhead protectors, subsea templates and various production, compressor and utility modules, offshore living quarters, towboats, liftboats, tanks and barges. The Company also provides offshore interconnect pipe hook-up, inshore marine construction, manufacture and repair of pressure vessels, heavy lifts such as ship integration and TLP module integration, loading and offloading of jack-up drilling rigs, semi-submersible drilling rigs, TLPs, SPARs, or other similar cargo, onshore and offshore scaffolding, piping insulation services, and steel warehousing and sales.

GULF ISLAND FABRICATION, INC.

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

(in thousands, except per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2014	2013	2014	2013
	$129,169	$154,575	$263,859	$304,997
Cost of revenue	118,847	144,898	244,764	288,616

Gross profit	10,322	9,677	19,095	16,381
General and administrative expenses	3,873	2,853	7,246	5,208

Operating income	6,449	6,824	11,849	11,173
Other income (expense):
Interest expense	(25)	(60)	(49)	(124)
Interest income	2	—	5	1
Other income (expense)	8	(43)	(96)	(43)

	(15)	(103)	(140)	(166)

Income before income taxes	6,434	6,721	11,709	11,007
Income taxes	2,124	2,442	3,864	3,941

Net income	$4,310	$4,279	$7,845	$7,066

Per share data:
Basic earnings per share—common shareholders	$0.30	$0.30	$0.54	$0.49

Diluted earnings per share—common shareholders	$0.30	$0.30	$0.54	$0.49

Weighted-average shares	14,500	14,457	14,498	14,456
Effect of dilutive securities: employee stock options	—	3	—	3

Adjusted weighted-average shares	14,500	14,460	14,498	14,459

Depreciation and amortization included in expense above	$6,579	$6,250	$12,958	$12,376

Cash dividend declared per common share	$0.10	$0.10	$0.20	$0.20